

August 13, 2010

Via U.S. Mail

Mr. Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.
2511 Corporate Way
Palmetto, Florida 34221

> **RE:** **Teltronics, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 24, 2010**
>
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 17, 2010**
>
> **File No. 000-17893**
>
> **Supplemental Response filed August 11, 2010**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition, page 11

1.   We note your proposed disclosure with respect to the deferred payment of dividends on your Series C Preferred Stock. In light of the current financial situation of the company, most recently addressed in Notes 5 and 8 to the consolidated financial statements

provided with your Form 10-Q filed on May 17, 2010, please expand your proposed disclosure to discuss the possible forms of financing you may engage in order to pay the accrued and unpaid dividends to the entity controlled by your three directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, at (202) 551-3399 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John N. Blair, Esq.
        Blair & Roach LLP

Facsimile to (716) 834-9197